                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-1


                       Tender Offer Statement Pursuant to
                             Section 14(d)(1) of the
                        Securities Exchange Act of 1934
                               (Amendment No. 1)*


                            SYNTHETIC INDUSTRIES L.P.
                           (Name of Subject Company)

                             MERCER ACQUISITION LLC
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 Not Applicable
                      (CUSIP Number of Class of Securities)

                                 Mark S. Britton
                             Connie R. Collingsworth
                            Preston Gates & Ellis LLP
                          701 Fifth Avenue, Suite 5000
                            Seattle, Washington 98104
                                 (206) 623-7580
      (Name, Address and Telephone Number of Persons Authorized to Receive
                 Notices and Communications on behalf of Bidder)

                           CALCULATION OF FILING FEE
   -------------------------------------   ---------------------------------
      Transaction Valuation(1)                Amount of filing fee
   -------------------------------------   ---------------------------------
           $2,000,000.00                             $400.00
   -------------------------------------   ---------------------------------

(1) For purposes of calculating the filing fee only. This calculation assumes the purchase of 40 Units at a purchase price of $50,000 per Unit in the partnership. The amount of the filing fee, calculated in accordance with Regulation 0-11 of the Securities and Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of units assumed to be purchased.


         /X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.



                  Amount Previously Paid: $400.00
                  Form or Registration No.: 005-56229
                  Filing Party:  Mercer Acquisition LLC
                  Date Filed:  May 4, 1999


NOTE: The remainder of this cover page is only to be completed if this Schedule 14D-1 (or amendment thereto) is being filed, inter alia, to satisfy the reporting requirements of section 13(d) of the Securities Exchange Act of 1934. See General Instructions D, E, and F to Schedule 14D-1.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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-------------------------------------------------------------------------------
CUSIP No.:  Not applicable.
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
                  Mercer Acquisition LLC
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  91-1768846
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS
                  WC
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                                  [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Washington
-------------------------------------------------------------------------------
7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  39.625 Units
-------------------------------------------------------------------------------
8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES    [ ]
-------------------------------------------------------------------------------
9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                  4.95%
-------------------------------------------------------------------------------
10       TYPE OF REPORTING PERSON
                  CO
-------------------------------------------------------------------------------


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                        AMENDMENT NO. 1 TO SCHEDULE 14D-1


     This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1, filed by Mercer Acquisition LLC, a Washington Limited Liability Company (the "Purchaser") with the Securities and Exchange Commission on May 4, 1999, relating to the offer by the Purchaser to purchase up to 40 units of limited partnership interests ("Units") of Synthetic Industries Limited Partnership, a Delaware limited partnership, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated May 4, 1999, and the related Agreement of Sale, to include the information set forth below. Terms not otherwise set forth below shall have the meanings ascribed to them in the
Schedule 14D-1 and the Offer to Purchase.


ITEM 1.  SECURITY AND SUBJECT COMPANY


     (b) The information set forth in the "Introduction" of the Offer to Purchase as amended by Supplement No. 1 is incorporated herein by reference.



     (c) The information set forth in the "Introduction" and Section 7 ("Purpose and Effects of the Offer") of the Offer to Purchase as amended by Supplement No. 1 is incorporated herein by reference.


ITEM 2.  IDENTITY AND BACKGROUND


     (a)-(d) and (g) The information set forth in the "Introduction," Section 10 ("Certain Information Concerning the Purchaser"), Section 11 ("Source and Amount of Funds") and Schedule 1 of the Offer to Purchase as amended by Supplement No. 1 is incorporated herein by reference.


ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER


     (a)-(g) The information set forth in the "Introduction," Section 7 ("Purpose and Effects of the Offer") and Section 8 ("Future Plans") of the Offer to Purchase as amended by Supplement No. 1 is incorporated herein by reference.


ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (b) Between April 13, 1998 and December 30, 1998, via three consecutive offer letters, the Purchaser purchased an aggregate of 39.625 Units, or 4.95% of the total Units outstanding, in the following amounts and prices: 5.75 Units for $80,000 per Unit, 26.875 Units for $60,000 per Unit and 7 Units for $50,000 per Unit. The investors who tendered their Units to the Purchaser for $60,000 and $50,000 per Unit paid all agency commissions associated with their respective sale.


     After acquiring the foregoing shares, the Purchaser was advised by legal counsel that it may have violated Regulation 14D as promulgated under the Securities Exchange Act of 1934. The Purchaser accordingly sent an offer of rescission to all investors who sold Units to the Purchaser, disclosing that the Purchaser may have violated the securities laws and setting forth


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the procedure for rescission. Mercer's rescission offer was accomplished by sending a letter via first class mail to each of the individuals or entities from whom Mercer purchased the Units. Included with the letter were the Partnership's Forms 10-K and 10-Q dating back to September 30, 1997.



     Mercer mailed this letter on February 17, 1999. By the terms of the letter, the rescission offer expired at midnight, Pacific Standard Time, on March 18, 1999. Mercer offered to return the Units to investors, in exchange for the price which Mercer paid for the Units, less any commissions paid by the investor to the transfer agent at the time of the original sale. For example, if Mercer purchased one Unit from an investor for $50,000 per Unit, and in so doing the investor paid a commission to the transfer agent of $1,125, Mercer offered to return the Unit in exchange for $48,875.



     In making the rescission offer, Mercer relied on Section 4(1) of the Securities Act of 1933, as amended. Mercer relied on this exemption after consulting both Barbara Jacobs of the SEC's Office of Small Business and Laurie Green of the SEC's Office of Mergers and Acquisitions. No investors accepted the offer of rescission.


ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS


     The Purchaser's unaudited balance sheet as of March 31, 1999 is attached as Exhibit A to the Offer to Purchase as amended by Supplement No. 1. Audited financial statements are not available or obtainable without unreasonable cost or expense because the Purchaser is not subject to the periodic requirements of the Securities Exchange Act of 1934 and, therefore, does not have current audited financial statements. The time and expense associated with having the Purchaser's financial statements audited would be unduly burdensome, as well as potentially negate the feasibility of the Offer.


ITEM 10.  ADDITIONAL INFORMATION


     (b) The information set forth in the "Introduction," Section 7 ("Purpose and Effects of the Offer") and Section 13 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase as amended by Supplement No. 1 is incorporated herein by reference.



     (f) Reference hereby is made to the Offer to Purchase as amended by Supplement No. 1 and the related Agreement of Sale, Mercer's Press Release relating to the Offer, and Mercer's letter to Unit Holders dated May 27, 1999, copies of which have been previously filed or are attached hereto as Exhibits
(a)(3)-(5) which are incorporated in their entirety herein by reference.



ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS



         (a)(1) Offer to Purchase, dated May 4, 1999. Previously filed on May 4, 1999, and incorporated herein by reference.
         (a)(2) Agreement of Sale. Previously filed on May 4, 1999, and incorporated herein by reference.
         (a)(3)   Supplement No. 1 dated May 27, 1999 to Offer to Purchase
         (a)(4)   Press Release.
         (a)(5)   Form of letter from Purchaser to Unit Holders, dated May 27,
                  1999.
         (b)-(e)  Not applicable.
         (f)      See Exhibits (a)(1)-(5).



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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 1999                          MERCER ACQUISITION LLC

                                             /s/ Jennifer Sabelhaus
                                                 ------------------
                                             By: Jennifer Sabelhaus
                                                 ------------------
                                             its  Manager
                                                  -------


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
       SEQUENTIAL
      EXHIBIT NO.                   DESCRIPTION
--------------------    --------------------------------------------------
         (a)(1)           Offer to Purchase, dated May 4, 1999. Previously filed
                          on May 4, 1999, and incorporated herein by reference.
         (a)(2)           Agreement of Sale. Previously filed on May 4, 1999,
                          and incorporated herein by reference.
         (a)(3)           Supplement No. 1 dated May 27, 1999 to Offer to
                          Purchase
         (a)(4)           Press Release.
         (a)(5)           Form of letter from Purchaser to Unit Holders, dated
                          May 27, 1999
          (b)             Not applicable.
          (c)             Not applicable.
          (d)             Not applicable.
          (e)             Not applicable.
          (f)             See Exhibits (a)(1)-(5).



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